Exhibit 97.1

Angel Studios, Inc.

Clawback Policy

September 10, 2025

The following clawback policy (the “Policy”) of Angel Studios, Inc., a Delaware corporation (the “Company”) requires the recovery of erroneously awarded compensation in order to satisfy the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”) and to satisfy the requirements of Rule 10D-1 (“Rule 10D-1”), as adopted by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Section 1.Definitions. As used in this Policy, the following definitions shall apply:
(a)“Applicable Period” means the three completed fiscal years prior to the earlier of (i) the date the Company’s board of directors, a board committee, or officer(s) authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. In addition to the last three completed fiscal years described in the preceding sentence, the Applicable Period includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years; provided, however, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year for purposes of the Applicable Period.
(b)“Committee” means the compensation committee of the Board of Directors of the Company.
(c)“Covered Executive” means all of the Company’s current and former executive officers, as determined by the Board, in accordance with the Listing Standards and Rule 10D-1 and the definition of executive officer as defined in Rule 10D-1(d).
(d)“Effective Date” means [●], 2025, the date that the Board adopted this Policy.
(e)“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial statements.
(f)“Incentive-Based Compensation” means all compensation (including cash bonuses or other cash incentive awards (including any deferred element thereof), and vested and unvested equity awards, including options, restricted stock and restricted stock units, performance stock unit awards and performance stock awards) from the Company or a subsidiary of the Company that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, or compensation awarded based on subjective standards, strategic measures, or operational measures, unless also based on attainment of a Financial Reporting Measure.
(g)“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return.
(h)“NYSE” means the New York Stock Exchange LLC.
(i)“Restatement” means an accounting restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Committee shall take into consideration any applicable interpretations and clarifications of the SEC in determining whether an accounting restatement qualifies as a Restatement for purposes of this Policy. The date that the Company is required to prepare a Financial Restatement will be determined in accordance with Rule 10D-1.
Section 2.Recovery Event. If the Company is required to prepare a Restatement, then, as determined by the Committee , the Covered Executive’s unsettled Incentive-Based Compensation will be subject to forfeiture, and the Covered Executive’s settled Incentive-Based Compensation will be subject to recoupment, subject to the following:
(a)The forfeiture or recoupment of the Incentive-Based Compensation will apply to a recipient of Incentive-Based Compensation if the recipient of the Incentive-Based Compensation was a Covered Executive at any time during the performance period for such Incentive-Based Compensation. This Policy applies to Incentive-Based Compensation received by a Covered Executive after beginning services as a Covered Executive, and any subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Erroneously Awarded Compensation pursuant to this Policy.
(b)The amount to be forfeited or recouped will equal the Erroneously Awarded Compensation. The Committee will take actions necessary to recover the Erroneously Awarded Compensation reasonably promptly following a Restatement. Where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on stock price or total shareholder return upon which the Incentive-Based Compensation was granted, vested, paid or settled. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE. The amount of the Erroneously Awarded Compensation shall not be reduced based on, or otherwise calculated with regard to, any taxes paid by the Covered Executive with respect to such amounts.
(c)This Policy shall only apply to Incentive-Based Compensations that was received (or would have been settled in the absence of an elective deferral of payment by the individual) during, or in respect of, the Applicable Period and that was received (or would have been settled in the absence of an elective deferral of payment by the individual) during the period while the Company has a class of securities listed on a national securities exchange or a national securities association. For purposes of this Policy, Incentive-Based Compensation shall be deemed to have been received during the fiscal period in which the financial reporting measure specified in the applicable Incentive-Based Compensation is attained, even if such Incentive-Based Compensation is paid or granted after the end of such fiscal period. The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.
Section 3.Impracticability. The Company shall recover any Erroneously Awarded Compensation unless the conditions set forth in clauses (a), (b) or (c) of the following sentence are met and such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 and the Listing Standards. No recovery shall be required if:
(a)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on this clause (a), the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) and provide such documentation to the New York Stock Exchange;
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on this clause (b), the Company shall obtain an opinion of home country counsel, acceptable to the New York Stock Exchange, that recovery would result in such violation, and shall provide such opinion to the New York Stock Exchange; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or a subsidiary, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.
Section 4.Method of Clawback. The Committee shall determine, in its sole discretion, the method of recovering any Erroneously Awarded Compensation pursuant to this Policy, which may include, without limitation:
(a)requiring reimbursement of cash Erroneously Awarded Compensation previously paid;
(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)offsetting the recouped amount from any compensation otherwise owed by the Company or any subsidiary to the Covered Executive;
(d)cancelling outstanding vested or unvested equity awards; and/or
(e)taking any other remedial and recovery action, as determined by the Committee ; provided, however that any such action pursuant to subsections (a) through (e) shall be subject to applicable law and shall be subject to compliance with Section 409A of the Internal Revenue Code.
Section 5.Suspension of Outstanding Incentive-Based Compensation.
(a)After a determination by the Committee that a Restatement may have occurred, the Committee may suspend all Incentive-Based Compensation that the Committee determines may be forfeited under this Policy or otherwise subject to offset pursuant to Section 4, in which case and subject to the terms of this Section, Incentive-Based Compensation subject to the suspension: (i) if unvested, will not vest, and (ii) otherwise will not be distributed or permitted to be exercised or otherwise settled.

In the event the term of an option award will expire during a period of suspension, the Covered Executive will be permitted to exercise the option before it expires; however settlement of the option award following such exercise will remain suspended and the securities otherwise deliverable upon settlement shall remain subject to forfeiture under the terms of this Policy.
(b)Following suspension of Incentive-Based Compensation under subsection (a) of this Section 5, the Committee will determine as promptly as practicable whether the suspended Incentive-Based Compensation is to be forfeited or whether the suspension of the Incentive-Based Compensation is to be ended. For Incentive-Based Compensation that are ultimately not forfeited, the following provisions will apply upon the Committee ’s determination to lift the suspension:
(i)unvested awards that would not otherwise have vested during the suspension by their original terms will be thereafter subject to vesting under their original terms;
(ii)unvested awards that otherwise would have vested during the suspension will vest as soon as practicable and otherwise consistent with their original terms;
(iii)cash awards such as annual bonus withheld during the suspension will be immediately payable;
(iv)in no event will distribution of cash or shares be made to a Covered Executive with respect to Incentive-Based Compensation if, by reason of termination of employment or otherwise, the Covered Executive would have forfeited the Incentive-Based Compensation if the Incentive-Based Compensation had not been suspended; and
(v)distribution or settlement of Incentive-Based Compensation will be made no later than the latest date on which such distribution or settlement would be required to avoid additional tax by reason of Section 409A of the Internal Revenue Code; provided, however, that if such distribution or settlement occurs during a period when such Incentive-Based Compensation remains suspended pursuant to this Section 5, then the after-tax proceeds of such distribution or settlement shall be held in escrow until such time as such Incentive-Based Compensation is no longer subject to a suspension or such amounts are determined to have been forfeited by the Committee .
Section 6.Committee Administration and Discretion. The authority to manage the operation and administration of this Policy is vested in the Committee . This authority includes the obligation to determine (i) whether a Restatement has occurred for the purposes of this Policy, Rule 10D-1 and the Listing Standards and (ii) the amount of Erroneously Awarded Compensation. The Committee may retain and rely upon the advice and determinations of legal counsel, accountants and other relevant experts to operate and administer this Policy. Any interpretation of this Policy by the Committee and any decision made by it with respect to this Policy will be final, binding and conclusive on all persons.
Section 7.No Indemnification. The Company shall not indemnify any current or former Covered Executive against the loss of Erroneously Awarded Compensation, and shall not pay, or reimburse any Covered Executives for premiums, for any insurance policy to fund such executive’s potential repayment obligations.
Section 8.Notice. Before the Committee determines to seek recovery pursuant to this Policy, it shall provide the Covered Executive with written notice and the opportunity to be heard at a meeting of the Committee or the Board (either in person or via telephone).

Section 9.Effective Date. This Policy is effective as of as of the date it is adopted by the Effective Date. The terms of this Policy shall apply to any Incentive-Based Compensation that is received by a Covered Executive on or after the Effective Date and any “transition period” as prescribed under Rule 10D-1. Subject to applicable law, the Committee may effect forfeiture or recoupment under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.
Section 10.Amendment and Interpretation. The Committee may amend this Policy from time to time in its discretion, and shall amend this Policy as it deems necessary, appropriate or advisable to reflect the regulations adopted by the SEC and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are then listed. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Rule 10D-1 and any applicable rules or standards adopted by the SEC and any national securities exchange on which the Company’s securities are then listed.
Section 11.Other Recoupment Rights. The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into, amended or restated on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy and the application of this Policy to any award made prior to the Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other recoupment or recoupment policy, any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Section 12.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
Section 13.Disclosure Obligations. The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.
Section 14.Entire Agreement. To the extent inconsistent with this Policy, this Policy supersedes all prior contracts, agreements and understandings, written or oral, with any Covered Executive. In the event any contract, agreement or understanding with any Covered Executive is inconsistent with the terms of this Policy, the terms of this Policy shall govern.

Appendix A

Acknowledgement

[Date]

[Covered Executive name

Address]

Dear [Covered Executive name]:

Please sign and return to me this letter acknowledging that you have received a copy of the [Company Name] Clawback Policy (the “Policy”) and that you agree to its application to you as a Covered Executive. Your receipt of grants of equity or incentive compensation on or after the effective date of the Policy is conditioned on your agreeing to the terms of the Policy.

By signing this letter, you agree that the Policy, as it may be amended from time to time, applies to your Incentive-Based Compensation (as defined in the Policy), regardless of whether it is granted on, before, or after the date on which this Policy was adopted by the Company or the date that you sign this letter. Additionally, you agree and acknowledge that the Policy supersedes any prior contract, agreement and understanding, written or oral, between you and the Company and that, in the event any contract, agreement or understanding with you is inconsistent with the Policy, the terms of the Policy shall govern.

You also agree and acknowledge that the Incentive-Based Compensation subject to the Policy are voluntary programs, that you have chosen to accept such Incentive-Based Compensation understanding that such Incentive-Based Compensation are subject to forfeiture and recoupment as set forth in the Policy, and that you specifically agree to such forfeiture and recoupment. If you do not wish to accept any future Incentive-Based Compensation subject to the Policy or to otherwise agree to the terms of the Policy, you must notify in writing [_______] in [Human Resources] within 10 days after receiving notice of a grant of Incentive-Based Compensation that you are rejecting such grant.

If you have any questions about the Policy, please contact me.

Very truly yours,

[Company representative name]

[Title]

Acknowledged and agreed:

[Covered Executive name]

Date: